SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3*

Arbutus Biopharma Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

03879J100
(CUSIP Number)

Eric Komitee General Counsel 55 Railroad Avenue Greenwich, Connecticut 06830 203-863-5062
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100	13D	Page 2 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON PN

*

The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by Arbutus Biopharma Corporation (the “Issuer”) to Roivant Sciences Ltd. (“Roivant”). This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”) acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 3 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Performance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON OO

*

The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 4 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Equities LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON PN

*

The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 5 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Equities II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON PN

*

The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 6 of 16 Pages

1		NAMES OF REPORTING PERSONS VGE III Portfolio Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 7 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Long Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON OO

*

The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 8 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Long Fund Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON CO

*

The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 9 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON OO

*

The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 10 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Opportunities Portfolio GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON OO

*

The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 11 of 16 Pages

1		NAMES OF REPORTING PERSONS Viking Global Opportunities Illiquid Investments Sub-Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON PN

*

The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 12 of 16 Pages

1		NAMES OF REPORTING PERSONS O. Andreas Halvorsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON IN

*

The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 13 of 16 Pages

1		NAMES OF REPORTING PERSONS David C. Ott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON IN

*

The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	13D	Page 14 of 16 Pages

1		NAMES OF REPORTING PERSONS Rose S. Shabet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,013,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2016, as amended and supplemented by Amendment No. 1 filed on June 14, 2017 and Amendment No. 2 filed on July 6, 2017 (as so amended and supplemented, the “Original Schedule 13D”), with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment amends the Original Schedule 13D to add the following paragraph immediately before the first paragraph of Item 4 of the Original Schedule 13D:

         The information included in Item 6 is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends the Original Schedule 13D to add the following immediately before the first paragraph of Item 6 of the Original Schedule 13D:

         On October 16, 2017 (the “First Closing”), pursuant to the subscription agreement, dated as of October 2, 2017, between the Issuer and Roivant (the “Subscription Agreement”), Roivant acquired an aggregate of 500,000 shares (the “Initial Preferred Shares”) of the Issuer’s series A participating convertible preferred shares (the “Series A Preferred Shares”) from the Issuer. Additionally, pursuant to the Subscription Agreement, Roivant will acquire an additional 664,000 Series A Preferred Shares (together with the Initial Preferred Shares, the “Preferred Shares”) from the Issuer, following the requisite approval of the shareholders of the Issuer and the satisfaction of other applicable conditions. The aggregate purchase price of the Preferred Shares is $116.4 million, representing a price per Preferred Share of $100.00, $50.0 million of which Roivant paid on October 16, 2017 (the “Purchase Price”). The Preferred Shares will initially be convertible into 22,833,922 Common Shares which conversion will occur mandatorily four years after issuance (subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

Pursuant to the Subscription Agreement, on October 16, 2017, the Issuer filed an amendment to the Notice of Articles and the Articles of the Issuer (the “Preferred Shares Articles Amendment”). The terms, rights, obligations and preferences of the Preferred Shares are set forth in the Preferred Shares Articles Amendment.

Preferred Share Rights and Restrictions

Dividends

In the event the Issuer distributes to all or substantially all holders of Common Shares any cash, shares, evidences of the Issuer’s indebtedness or other assets, securities or property, including rights to acquire assets, securities or property, the holders of a Preferred Share will be entitled to receive such dividend in cash (the “Participating Cash Dividend”) or such other distributed items (a “Participating In-Kind Dividend”) at the same time and in the same manner as holders of Common Shares would have received if such Preferred Share had been converted into Common Shares upon the Mandatory Conversion Date (as defined below).

Mandatory Conversion

On the fourth anniversary of the First Closing (the “Mandatory Conversion Date”), any Preferred Shares not yet converted will be automatically converted into (i) a number of Common Shares equal to the amount determined by dividing (A) the Purchase Price plus an amount equal to 8.75% of the Purchase Price per annum, compounded annually (the “Liquidation Preference”) by (B) the conversion price in effect at the time of conversion; (ii) cash for any accrued but unpaid Participating Cash Dividends (to the extent not included in the Purchase Price) on the Preferred Shares being converted; and (iii) any accrued and unpaid Participating In-Kind Dividends.

Optional Conversion

Page 15 of 16 Pages

Each Preferred Share is initially convertible based on a conversion price of $7.13, subject to adjustment for certain distributions, recapitalizations, reclassifications and other transactions by the Issuer on or with respect to the Common Shares, in the event a transaction that involves (i) a fundamental transfer of value to the Common Shares in which the Preferred Shares do not have the right to participate or (ii) a Fundamental Change (as defined in the Preferred Shares Articles Amendment), each Preferred Share may be converted prior to such transaction at the option of its holder into (A) a number of Common Shares equal to the amount determined by dividing (x) the Liquidation Preference (calculated giving effect to the four-year period set forth in “Mandatory Conversion” above, irrespective of the date of conversion) by (y) the conversion price in effect at the time of conversion; (B) cash for any accrued but unpaid Participating Cash Dividends (to the extent not included in the Purchase Price) on the Preferred Shares being converted; and (C) any accrued and unpaid Participating In-Kind Dividends.

Liquidation Preference; Ranking

In the event of any liquidation, dissolution or winding up of the Issuer, the holders of the Preferred Shares will be entitled to receive an amount in cash equal to the amount that the holder of a Preferred Share would have been entitled to receive if such Preferred Share had been converted into Common Shares upon the Mandatory

Conversion Date. Neither the voluntary sale, conveyance, exchange or transfer of all or substantially all of the assets of the Issuer nor the consolidation or merger of the Issuer with or into another entity will be deemed a liquidation, dissolution or winding up of the Issuer.

The Preferred Shares will rank senior to the Common Shares with respect to any distributions or rights upon liquidation, dissolution or winding up of the Issuer.

Voting Rights

The Preferred Shares will not have the right to vote on any matters except as required by law, including under the British Columbia Business Corporations Act.

The foregoing description of the Preferred Share Articles Amendment does not purport to be complete and is qualified in its entirety by reference to the form of the Preferred Share Articles Amendment, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

 Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit 1. Form of Terms Of Series A Participating Convertible Preferred Stock Of Arbutus Biopharma Corporation, incorporated by reference to Schedule B to Exhibit 7.08 to the Schedule 13D/A of Roivant Sciences Ltd. filed with the Securities and Exchange Commission on October 3, 2017.

Exhibit 99.1 Joint Filing Agreement, dated as of July 5, 2017, among the Reporting Persons.

Page 16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2017

By:/s/ O. Andreas Halvorsen

By: O. Andreas Halvorsen - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP and VGE III PORTFOLIO LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

By: /s/ David C. Ott

By: David C. Ott - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP and VGE III PORTFOLIO LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

By: /s/ Rose S. Shabet
By: Rose S. Shabet - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP and VGE III PORTFOLIO LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP